Filed Pursuant to Rule 424(b)(3)

Registration No. 333-276590

PROSPECTUS SUPPLEMENT NO. 10

To Prospectus dated May 2, 2024

Up to 18,041,060 Shares of Class A Common Stock Issuable Upon Exercise of Warrants

Up to 3,913,043 Shares of Class A Common Stock Issuable Upon Conversion of Series A Preferred Stock

13,418,923 Shares of Class A Common Stock

3,874,394 Warrants

This prospectus supplement no. 10 supplements the prospectus dated May 2, 2024 (the “Prospectus”), which forms a part of the Registration Statement on Form S-1 (Registration No. 333-276590). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

The Prospectus relates to the issuance by us of up to an aggregate of 21,954,103 shares of our Class A Common Stock, consisting of (i) up to 14,166,666 shares of Class A Common Stock that are issuable upon the exercise of 14,166,666 Public Warrants originally issued by our predecessor company, Anzu, as part of its IPO of units at a price of $10.00 per unit, with each unit consisting of one share of Anzu Class A Common Stock and one-third of one Public Warrant; (ii) up to 3,874,394 shares of Class A Common Stock that are issuable upon the exercise of 3,874,394 Shortfall Warrants issued to the Meteora FPA Parties for no additional consideration pursuant to the Forward Purchase Agreement; up to 2,173,913 shares of Class A Common Stock issuable upon conversion of 2,500,000 shares of our Series A Convertible Preferred Stock, issued to the Sponsor concurrently with the Closing in a private exchange offer for 2,500,000 shares of Anzu’s Class B Common Stock, originally issued in connection with the IPO at a price of $0.002 per share; (iv) up to 869,565 shares of Class A Common Stock issuable upon conversion of an aggregate of 1,000,000 shares of Series A Preferred Stock, which were issued to the PIPE Investors, each an affiliate of the Sponsor, in connection with the Closing at a price of $10.00 per share and have a conversion price of $11.50 per share; and (v) up to 869,565 shares of Class A Common Stock issuable upon conversion of 1,000,000 shares of Series A Preferred Stock, which were issued to GAT in connection with the Closing in exchange for the Legacy Envoy Bridge Note at a price of $10.00 per share and have a conversion price of $11.50 per share. We will receive the proceeds from any exercise of any Warrants, assuming the exercise in full of all of the Warrants for cash, but not from the sale of the shares of Class A Common Stock issuable upon such exercise.

The Prospectus and prospectus supplement also relate to the offer and sale from time to time by the Selling Securityholders named in the Prospectus of up to 3,874,394 Shortfall Warrants and up to 21,206,360 shares of Class A Common Stock, consisting of (i) up to 3,874,394 shares of Class A Common Stock that are issuable upon the exercise of 3,874,394 Shortfall Warrants issued to the Meteora FPA Parties for no additional consideration pursuant to the Forward Purchase Agreement; (ii) up to 2,173,913 shares of Class A Common Stock issuable upon conversion of 2,500,000 shares of Series A Preferred Stock, which were issued to the Sponsor concurrently with the Closing in a private exchange offer for 2,500,000 shares of Anzu Class B Common Stock originally issued in connection with the IPO at a price of $0.002 per share and have a conversion price of $11.50 per share; (iii) up to 869,565 shares of Class A Common Stock issuable upon conversion of an aggregate of 1,000,000 shares of Series A Preferred Stock, which were issued to the PIPE Investors in connection with the Closing at a price of $10.00 per share and have a conversion price of $11.50 per share; (iv) up to 869,565 shares of Class A Common Stock issuable upon conversion of 1,000,000 shares of Series A Preferred Stock, which were issued to GAT in connection with the Closing in exchange for the Legacy Envoy Bridge Note at a price of $10.00 per share and have a conversion price of $11.50 per share; (v) 2,000,000 shares of Class A Common Stock (1,000,000 of which remain unvested and subject to forfeiture and will vest upon the approval from the United States Food and Drug Administration of the Acclaim CI or upon a change of control of the Company) issued to the Sponsor concurrently with the Closing upon conversion of 2,000,000 shares of Anzu Class B Common Stock originally issued in connection with the IPO at a price of $0.002 per share; (vi) an aggregate of 125,000 shares of Class A Common Stock issued to Anzu’s former directors concurrently with the Closing upon conversion of 125,000 shares of Anzu Class B Common Stock originally issued in connection with the IPO at a price of $0.002 per share; (vii) an aggregate of 490,000 shares of Class A Common Stock issued to the Sponsor concurrently with the Closing upon conversion of 490,000 shares of Anzu Class B Common Stock and subsequently transferred by the Sponsor to certain third parties for no additional consideration pursuant to (a) side letter agreements, dated December 6, 2021, by and between the Sponsor and certain institutional investors and (b) extension support agreements, by and among Anzu, the Sponsor and several unaffiliated third parties; (viii) an aggregate of 8,512 shares of Class A Common Stock issued to the Meteora FPA Parties concurrently with the Closing for no additional consideration pursuant to the Forward Purchase Agreement; and (ix) an aggregate of 10,795,411 shares of Class A Common Stock issued to the Key Seller Stockholders concurrently with the Closing, and as consideration in the Business Combination, upon the conversion of an aggregate of 169,731,160 shares of Legacy Envoy Common Stock held by the Key Seller Stockholders into shares of Class A Common Stock. We will not receive any proceeds from the sale of Shortfall Warrants or Class A Common Stock by the Selling Securityholders pursuant to the Prospectus.

We registered the securities for resale pursuant to the Selling Securityholders’ registration rights under certain agreements between us and the Selling Securityholders. Our registration of the securities covered by the Prospectus does not mean that the Selling Securityholders will offer or sell any of their Shortfall Warrants or Class A Common Stock. The Selling Securityholders may offer, sell or distribute all or a portion of their Shortfall Warrants and Class A Common Stock publicly or through private transactions at prevailing market prices or at negotiated prices. We will not receive any proceeds from the sale of Shortfall Warrants or Class A Common Stock by the Selling Securityholders pursuant to the Prospectus. We provide more information about how the Selling Securityholders may sell their Shortfall Warrants and Class A Common Stock in the section entitled “Plan of Distribution.”

This prospectus supplement incorporates into the Prospectus the information contained in our attached current report on Form 8-K, which was filed with the Securities and Exchange Commission on November 14, 2024.

You should read this prospectus supplement in conjunction with the Prospectus, including any supplements and amendments thereto. This prospectus supplement is qualified by reference to the Prospectus except to the extent that the information in the prospectus supplement supersedes the information contained in the Prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

 Our Class A Common Stock and Public Warrants are listed on The Nasdaq Capital Market under the symbols “COCH” and “COCHW,” respectively. On November 12, 2024, the closing price of our Class A Common Stock was $2.11 and the closing price for our Public Warrants was $0.09.

See the section entitled “Risk Factors” beginning on page 10 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement of the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 14, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 14, 2024

ENVOY MEDICAL, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-40133	86-1369123
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4875 White Bear Parkway White Bear Lake, MN	55110
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (877) 900-3277

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.0001 per share	COCH	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole Warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	COCHW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02. Results of Operations and Financial Condition.

On November 14, 2024, Envoy Medical, Inc. (the “Company”), issued a press release regarding the Company’s financial results for its third fiscal quarter ended September 30, 2024. A copy of the Company’s press release is attached hereto as Exhibit 99.1.

The information in this Item 2.02, including the accompanying exhibit, is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section. The information in this Item 2.02 shall not be incorporated into any filing pursuant to the Securities Act of 1933, as amended, or the Exchange Act, regardless of any general incorporation language in such filing.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
99.1	Press Release dated November 14, 2024
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ENVOY MEDICAL, INC.

November 14, 2024	By:	/s/ David R. Wells
David R. Wells
Chief Financial Officer

2

Exhibit 99.1

Envoy Medical Reports Third Quarter 2024 Results and Other Exciting Events

FDA approval to begin pivotal trial of fully implanted cochlear implant and AMA approval of CPT codes for the Company’s already FDA-approved fully implanted middle ear implant are two of the exciting developments for the growing company

WHITE BEAR LAKE, Minn., Nov. 14, 2024 (GLOBE NEWSWIRE) -- Envoy Medical®, Inc. (“Envoy Medical”) (Nasdaq: COCH), a revolutionary hearing health company focused on fully implanted hearing devices, today announces its corporate and financial results for the third quarter ended September 30, 2024, as well as other subsequent events.

“The progress and accomplishments of late have been extremely important to Envoy Medical as they have set the stage for us to demonstrate the value of fully implanted hearing devices. First, we have received FDA’s approval to start our pivotal trial of the Acclaim® fully implanted cochlear implant (“Acclaim CI”). Second, we continue to make tremendous progress on obtaining meaningful reimbursement for our already FDA-approved Esteem® FI-AMEI. We continue to receive considerable support for the bipartisan bills that were introduced in both the House and the Senate this year to change the way fully implanted active middle ear hearing devices classified by CMS. In addition, the American Medical Association’s CPT Editorial Panel has approved Category III CPT codes for totally implantable active middle ear hearing devices for the first time. A significant step forward for our Esteem® device. Ultimately, we continue to believe that our products are important innovations for patients suffering from hearing loss and foresee a bright future for Envoy Medical,” commented Brent Lucas, Envoy Medical’s Chief Executive Officer. “We look forward to updating shareholders on our progress as we initiate the trial for the Acclaim® device and as we progress with our reimbursement strategy for the Esteem® device.”.”

Corporate Highlights from Q3 2024 and To Date

●	Received FDA Approval to initiate pivotal clinical study for Acclaim fully implantable cochlear implant to support eventual PMA submission

●	AMA approved new CPT codes for totally implantable middle ear hearing implants, which provides significant opportunity for Esteem® FI-AMEI

●	Considerable support voiced for the bi-partisan House and Senate bills to change classification for fully implanted middle ear hearing devices to become coverable benefits for Medicare beneficiaries

●	U.S. Patent issued for Recharge System with Implantable Battery

●	European Patent Agency issued Patent for Modular Cochlear Implant System

●	Company included in Russell Microcap Index

Financial Results for the Quarter Ended September 30, 2024

Net revenues were $56 thousand for the quarter ended September 30, 2024, a decrease of $24 thousand from $80 thousand for the same period in 2023. Net revenues were $183 thousand for the nine months ended September 30, 2024, a decrease of $38 thousand compared to the previous period. Both decreases were due mainly to a reduction in the number of battery replacement requests for Esteem implants received during the noted periods, and also as a result of supply chain issues.

R&D expenses increased $907 thousand from $1.9 million to $2.8 million for the three months ended September 30, 2024, and the nine-month results showed an increase of $1.8 million from $5.9 million to $7.7 million for September 30, 2024. Both increases were due to costs associated with additional headcount and contractors across our clinical and engineering departments in preparation for the pivotal clinical study for the Acclaim CI.

Sales and marketing expenses decreased by $5 thousand for the three months ended September 30, 2024 as compared to the same period for 2023, although for the nine months ended September 30, 2024 increased by $63 thousand compared to the same period in 2023. For the year to date results, increases in legal and professional fees to secure insurance reimbursement for the Esteem FI-AMEI product were offset by reductions in headcount.

General and administrative expenses increased by $665 thousand to $1.7 million for the three months ended September 30, 2024, and the year-to-date results showed a $1.2 million increase over the prior year. The increases are due primarily to increased legal and professional fees normally associated with being a publicly traded company and other administrative expenses.

As of September 30, 2024, cash and cash equivalents were approximately $4.4 million.

About the Fully Implanted Acclaim® Cochlear Implant

We believe the fully implanted Acclaim Cochlear Implant (“Acclaim CI”) is a first-of-its-kind hearing device. Envoy Medical’s fully implanted technology includes a sensor designed to leverage the natural anatomy of the ear instead of a microphone to capture sound.

The Acclaim CI is designed to address severe to profound sensorineural hearing loss that is not adequately addressed by hearing aids. The Acclaim CI is expected to be indicated for adults who have been deemed adequate candidates by a qualified physician.

The Acclaim Cochlear Implant received the Breakthrough Device Designation from the U.S. Food and Drug Administration (FDA) in 2019.

CAUTION The fully implanted Acclaim Cochlear Implant is an investigational device. Limited by Federal (or United States) law to investigational use.

About the Esteem® Fully Implanted Active Middle Ear Implant (FI-AMEI)

The Esteem fully implanted active middle ear implant (FI-AMEI) is the only FDA-approved, fully implanted* hearing device for adults diagnosed with moderate to severe sensorineural hearing loss allowing for 24/7 hearing capability using the ear’s natural anatomy. The Esteem FI-AMEI hearing implant is invisible and requires no externally worn components and nothing is placed in the ear canal for it to function. Unlike hearing aids, you never put it on or take it off. You can’t lose it. You don’t clean it. The Esteem FI-AMEI hearing implant offers true 24/7 hearing.

*	Once activated, the external Esteem FI-AMEI Personal Programmer is not required for daily use.

Important safety information for the Esteem FI-AMEI can be found at: https://www.envoymedical.com/safety-information.

Additional Information and Where to Find It

Copies of the documents filed by Envoy Medical with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-Looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Such statements may include, but are not limited to, statements regarding the expectations of Envoy Medical concerning the outlook for its business, productivity, plans and goals for future operational improvements and capital investments; the Acclaim CI being the first to market fully implanted cochlear implant, the result of the clinical trial, the timing and results of clinical trials of the Acclaim CI, and the participation of any institution in such trials; the safety, performance, and market acceptance of the Acclaim CI; and any information concerning possible or assumed future operations of Envoy Medical. The forward-looking statements contained in this press release reflect Envoy Medical’s current views about future events and are subject to numerous known and unknown risks, uncertainties, assumptions and changes in circumstances that may cause its actual results to differ significantly from those expressed in any forward-looking statement. Envoy Medical does not guarantee that the events described will happen as described (or that they will happen at all). These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to changes in the market price of shares of Envoy Medical’s Class A Common Stock; changes in or removal of Envoy Medical’s shares inclusion in any index; Envoy Medical’s success in retaining or recruiting, or changes required in, its officers, key employees or directors; unpredictability in the medical device industry, the regulatory process to approve medical devices, and the clinical development process of Envoy Medical products; competition in the medical device industry, and the failure to introduce new products and services in a timely manner or at competitive prices to compete successfully against competitors; disruptions in relationships with Envoy Medical’s suppliers, or disruptions in Envoy Medical’s own production capabilities for some of the key components and materials of its products; changes in the need for capital and the availability of financing and capital to fund these needs; changes in interest rates or rates of inflation; legal, regulatory and other proceedings could be costly and time-consuming to defend; changes in applicable laws or regulations, or the application thereof on Envoy Medical; a loss of any of Envoy Medical’s key intellectual property rights or failure to adequately protect intellectual property rights; the effects of catastrophic events, including war, terrorism and other international conflicts; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward Looking Statements” in the Annual Report on Form 10-K filed by Envoy Medical on April 1, 2024, and in other reports Envoy Medical files, with the SEC. If any of these risks materialize or Envoy Medical’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. While forward-looking statements reflect Envoy Medical’s good faith beliefs, they are not guarantees of future performance. Envoy Medical disclaims any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data or methods, future events or other changes after the date of this press release, except as required by applicable law. You should not place undue reliance on any forward-looking statements, which are based only on information currently available to Envoy Medical.

###

Investor Contact:

David R. Wells

Chief Financial Officer

(651) 361-8013

drwells@envoymedical.com

CORE IR
(516) 222-2560
investorrelations@envoymedical.com

ENVOY MEDICAL, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

(In thousands, except share and per share amounts)

	September 30, 2024	December 31, 2023
Assets
Current assets:
Cash	$4,424	$4,218
Accounts receivable, net	197	70
Other receivable	32	176
Inventories	1,641	1,404
Prepaid expenses and other current assets	842	957
Total current assets	7,136	6,825
Property and equipment, net	1,197	351
Operating lease right-of-use asset (related party)	1,064	464
Total assets	$9,397	$7,640
Liabilities and stockholders’ deficit
Current liabilities:
Accounts payable	$1,757	$1,554
Accrued expenses	6,854	4,613
Product warranty liability, current portion	238	311
Operating lease liability, current portion (related party)	225	158
Total current liabilities	9,074	6,636
Term loan payable and accrued interest (related party)	14,356	—
Product warranty liability, net of current portion	1,923	1,923
Operating lease liability, net of current portion (related party)	1,028	404
Publicly traded warrant liability	1,134	332
Forward purchase agreement put option liability	—	103
Forward purchase agreement warrant liability	411	4
Total liabilities	27,926	9,402

Commitments and contingencies (see Note 14)

Stockholders’ deficit:
Series A Preferred Stock, $0.0001 par value; 100,000,000 shares authorized and 10,000,000 shares designated as of September 30, 2024 and December 31, 2023; 4,500,000 shares issued and outstanding as of September 30, 2024 and December 31, 2023	—	—
Class A Common Stock, $0.0001 par value; 400,000,000 shares authorized as of September 30, 2024 and December 31, 2023; 19,730,982 and 19,599,982 shares issued and outstanding as of September 30, 2024 and December 31, 2023, respectively	2	2
Additional paid-in capital	259,119	255,596
Accumulated deficit	(277,529)	(257,242)
Accumulated other comprehensive loss	(121)	(118)
Total stockholders’ deficit	(18,529)	(1,762)
Total liabilities and stockholders’ deficit	$9,397	$7,640

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ENVOY MEDICAL, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

(UNAUDITED)

(In thousands, except share and per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Net revenues	$56	$80	$183	$221
Costs and operating expenses:
Cost of goods sold	187	189	585	555
Research and development	2,757	1,850	7,708	5,901
Sales and marketing	394	399	1,216	1,153
General and administrative	1,692	1,027	5,406	4,248
Total costs and operating expenses	5,030	3,465	14,915	11,857
Operating loss	(4,974)	(3,385)	(14,732)	(11,636)
Other (expense) income:
Gain (loss) from changes in fair value of convertible notes payable (related party)	—	4,902	—	(13,332)
Change in fair value of forward purchase agreement put option liability	—	—	103	—
Change in fair value of forward purchase agreement warrant liability	(311)	—	(329)	—
Change in fair value of publicly traded warrant liability	(426)	—	(802)	—
Interest expense, related party	(264)	—	(432)	—
Other income (expense)	15	46	15	(59)
Total other (expense) income, net	(986)	4,948	(1,445)	(13,391)
Net (loss) income	$(5,960)	$1,563	$(16,177)	$(25,027)

Cumulative preferred dividends and undistributed earnings allocated to participating securities, basic	$(1,380)	(203)	(4,110)	—

Net (loss) income attributable to common stockholders, basic	$(7,340)	$1,360	$(20,287)	$(25,027)
Net (loss) income attributable to common stockholders, diluted	$(7,340)	$1,404	$(20,287)	$(25,027)

Net (loss) income per share attributable to common stockholders, basic	$(0.37)	$0.13	$(1.03)	$(2.46)
Net (loss) income per share attributable to common stockholders, diluted	$(0.37)	$0.13	$(1.03)	$(2.46)

Weighted-average common stock outstanding, basic	19,616,362	10,214,183	19,605,482	10,153,564
Weighted-average common stock outstanding, diluted	19,616,362	11,215,068	19,605,482	10,153,564

Other comprehensive (loss) income:
Foreign currency translation adjustment	(1)	(1)	(3)	(1)
Other comprehensive loss	(1)	(1)	(3)	(1)
Comprehensive (loss) income	$(5,961)	$1,562	$(16,180)	$(25,028)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ENVOY MEDICAL, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

(In thousands)

	Nine Months Ended September 30,
	2024	2023
Cash flows from operating activities
Net loss	$(16,177)	$(25,027)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	125	85
Accrued interest and amortization of debt discount on term loan payable (related party)	432	—
Stock-based compensation	409	—
Change in fair value of convertible notes payable (related party)	—	13,332
Change in fair value of warrant liability (related party)	—	104
Change in fair value of publicly traded warrant liability	802	—
Change in fair value of forward purchase agreement warrant liability	329	—
Change in fair value of forward purchase agreement put option liability	(103)	—
Gain on exercise and cancellation warrant liability (related party)	—	(231)
Change in operating lease right-of-use asset (related party)	250	83
Changes in operating assets and liabilities:
Accounts receivable	(127)	(68)
Other receivable	144	—
Inventories	(237)	(102)
Prepaid expenses and other current assets	657	(868)
Accounts payable	203	2,378
Operating lease liability (related party)	(159)	(101)
Accrued expenses	(36)	694
Product warranty liability	(73)	(225)
Payable to related party	—	4,000
Net cash used in operating activities	$(13,561)	$(5,946)

Cash flows from investing activities
Purchases of property and equipment	(1,514)	(132)
Net cash used in investing activities	$(1,514)	$(132)

Cash flows from financing activities
Proceeds from the issuance of convertible notes payable (related party)	—	10,000
Proceeds from the PIPE Transaction, the Forward Purchase Agreement, and the Business Combination, net of transaction costs	—	11,736
Proceeds from the additional Series A Preferred Shares subscription	—	1,000
Proceeds from the issuance of term loan (related party)	15,000	—
Dividends paid to Series A Preferred Shareholders	(1,833)	—
Proceeds from exercise of warrants	434	—
Proceeds from the sale of common stock associated with forward purchase agreement, net of transaction costs	1,683	—
Net cash provided by financing activities	$15,284	$22,736

Effect of exchange rate changes on cash	(3)	(1)
Net increase in cash	206	16,657
Cash, beginning of period	4,218	183
Cash, end of period	$4,424	$16,840

Supplemental disclosures of cash flow information:
Cash paid for interest	$—	$—
Cash paid for income taxes	$—	$—

Non-cash investing and financing activities:
Deemed capital contribution from related party	$—	$18,702
SPAC excise tax liability recognized upon the Business Combination	$—	$2,248
Accrued and unpaid dividends on Series A Preferred Shares	$2,277	$30
Warrants issued with 2024 Term Loans	$1,075	$—
Extinguishment of excess warrant liability upon exercise of warrants associated with the forward purchase agreement	$16	$—
Modification of forward purchase agreement warrant liability	$94	$—
Lease liabilities arising from obtaining right-of-use assets	$850	$—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.